[HomeLife, Inc. GRAPHIC LOGO MISSING]


November 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Steven Jacobs
Branch Chief
Washington, D.C. 20549

RE:    HomeLife, Inc.
       Form 10-KSB for year ended May 31, 2005
       File no. 000-30424

Dear Sir,

This letter is in response to your comments regarding HomeLife, Inc. Form 10-KSB for year ended May 31, 2005. Management has prepared this letter with review of our accounting firm Rotenberg and Co. dated September 28,2006.

Consolidated Balance Sheets, page 2
-----------------------------------

Management Answer
-----------------

Goodwill represents assets of the company that arose in the acquisitions of Red Carpet Keim, and HomeLife Realty Services, Inc. by HomeLife, Inc. Red Carpet Keim and HomeLife Realty Services, Inc. both operate in the real estate franchising segment.

Management evaluates goodwill for potential impairment in each reporting period at the entity level. Significant assumptions used in the determination of potential impairment are the historical, current and future profitability with respect to each entity or segment. Key indicators of potential future profitability include, among other factors, current amounts of signed contracts and percent of market share.

Our analysis of good will consists of future valuing the franchise contracts that the company has with its franchisees. As of May 31, 2006 the analysis showed that the company values the potiential cash flow from the Red Carpet and HomeLife contracts in place at $429,000 annual income and over the life of the remaining contracts, average five years, $2,145,000.


                                 HomeLife, Inc.
1503 South Coast Drive, Suite 204                                   714-241-3030
Costa Mesa, CA 92626                                            Fax 714-241-8979

Consideration was given to booking the above amounts. However due to the continued losses by the company managements decision was to be conservative and to leave the goodwill number that has been booked in tact. Given even a deep discount if sold the contracts would still be worth well above the goodwill figure on the books.

Given the test basis in FAS 142 (19) management believes that goodwill is not impaired because of the future value held in the franchise agreements. FAS 142
(20) is not a necessary test in this case because there is no impairment. Since the company has written off almost all other assets FAS 142 (21) is not a measurable test because the sole assets of the company now lies in the contracts with franchisees. FAS 142 (22) does not apply in this case because the company has and will continue to test the value of the contracts for the basis of goodwill booked.

We note that the disclosure in the Liquidity and Capital Resources section on page 10 erroneously referred to the "write down of goodwill" as a factor causing deterioration of the cash flow and profitability. We will ensure that in all future filings no inaccurate information is included in our disclosures.

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page 9
--------------------------------------------------------------------------------

Management Answer
-----------------

As per FAS 45 the company paragraph 14 the company does realize royalty income as it is earned. Nearly 90% of the company's royalty fees are based upon either a per agent fee or a flat fee paid by the franchisee. The company plans to revise its disclosure of revenue recognitions policies to reflect this distinction. The company's income from sales of real estate is significantly less than the normal franchisor that bases most of its income on a percentage of the gross sales amount. The amount of revenue earned under these arrangements represents an insignificant amount of the Company's revenue. The company has almost entirely phased out any percentage of the gross agreements over the past five years. The company believes that income is being fairly stated as it is received due to the nature of the majority of existing contracts.

Further we have stated in our financials that revenue from franchisees is recorded immediately. The only income that the company will ever defer is that income which is derived from selling Master Franchises. At this time the company does not have master franchises in place.

Management is confident we have answered your concerns in this letter and welcome any further comments you might have.


Sincerely,



Management Audit Committee

// Andrew Cimerman
// Marie May
// Charles Goodson


                                 HomeLife, Inc.
1503 South Coast Drive, Suite 204                                   714-241-3030
Costa Mesa, CA 92626                                            Fax 714-241-8979